

PERSONA

THE IDENTITY PROBLEM



Average American has
almost 200 online accounts!



Consumer Pain Points
+ Lack of control
+ Inability to keep account info in sync across accounts
+ Security risks
+ Tough to access accounts

Business Expenses
+ Nearly trillion $ per year spent by American corporations

THE SOLUTION



All of you in one place.

OUR MISSION

To give people control of their identity

BUILDING BLOCKS FOR IDENTITY



Password Manager
Build out user base with password manager to connect customer's accounts to Persona

1

Data Syncing
Roll out advanced features for data syncing that can be tested at scale with password manager

2

Single Sign-On (SSO)
Expand with B2B offering allowing Companies to tap into Persona's data syncing technology for their customers

3

GROWTH BY MILESTONE

PASSWORD MANAGER

$30 Billion market in U.S. and growing

Opportunity for huge success with investment just from current fundraise, with ability to scale to $10M ARR in just 18 months and then grow further to $100M ARR

COMPREHENSIVE IDENTITY MANAGEMENT

$500 Billion TAM in US Market

Solve identity problem for both consumers and businesses, bring SSO to market, scale to multi billion ARR and IPO

GLOBAL EXPANSION

More than $1 Trillion TAM Globally

Continue growth internationally, attack multiple industry verticals (healthcare, government ID)



True identity management

(> $1 TRILLION TAM)

Current Password Managers & SSO's

(> $30 BILLION TAM)



LEADERSHIP TEAM



MATTHEW P. KERLE

Founder, CEO, CTO

Silicon Valley Software Engineer





COLBY SCHAEFFER

Co-Founder & CFO

Executive Consultant and Actuary





PATRICK HOLLER

Co-Founder & COO

University IT Enterprise Expert





ADVISORS



CHRIS JOHNSON

Security Advisor

Cybersecurity Compliance Strategist

 



ROBERTO GUERRIERI

Marketing Advisor

2x Founder & Silicon Valley PM

 



ALAN LOBOCK

Business Advisor

2x Founder & Startup Ambassador

 



BILL MACAITIS

Marketing Team Leader

SaaS Tech Unicorn Creator

  

DEMO


PERSONA
All of you in one place.
Why manage over 150 online accounts when you could just use Persona?
Private beta coming spring of 2018!
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Email Address
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Integrated with the companies you use... and many more.
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PROGRESS TO DATE

Developed password manager

- Adding users each week
- Did this with just $250k total capital
- Launched on Google Chrome store
- Finishing web app to earn revenue
- Primed to beat competition of billion dollar companies

LastPass ••• | dashlane | 1Password

https://persona.io
PERSONA
FEAT
Search Logins
LOGINS (128)
A-Z
SchaefferBurke
dominionenergy.com
Login
colby2152
duquesnelight.com
Login
cschaeffer@profsl.com
accounts.dwolla.com
Login
crs245@gmail.com
ebates.com
Login
colby2152
signin.ebay.com
Login
Colby
All of your accounts.
One seamless experience.
Logging in should be easy. With us it is.
SIGN UP FOR FREE

Existing password managers <u>have performance and user support issues</u>

- Can’t handle edge cases compared to our beta
- Lack Persona’s **one-click login** functionality
- No chat support for users





Search
Currently Logging In
colby2152
capitalone.com
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PERFORMANCE COMPARISON



MARKET ENTRY

Opens up as password manager in growing market (more than 30% per year) with key differentiators:

- **Simplicity**: our entire user experience is incredibly more simple

- **Price:** we cost less than other password managers, and we offer monthly billing, which we feel will enable people to try our product who are not currently customers. You can store 25 logins for free or get unlimited login storage for $1.99 per month or $19.99 per year.

- **Support**: we provide email support to all users (free or paid), and chat support to paid users. We are also able to help people access their account if locked out.

- **Security**: while other password managers in the past have been known for their security, a recent study shows huge vulnerabilities in all existing password managers. We will have these fully addressed prior to public launch.

- **Modern and Fun Brand**: Our brand is built on providing convenience (while not sacrificing security) to our users, while also remaining fun and modern. Our competitors in this space have outdated branding that's strictly based on security (which is not sexy).

FEATURE ANALYSIS



	 PERSONA	 LastPass	dashlane	1Password
Free Password Management	Up to 25 passwords	No (30-day trial)	Up to 50 passwords	No (30-day trial)
Lowest Price Per Year	$19.99	$24.00	$59.88	$35.88
Fill Web Forms For Login	✔	✔	✔	✔
One-Click Login	✔			
Import from Browsers	✔	✔		
Two-Factor Authentication	✔	✔	✔	
Secure Sharing	✔	*Insecure*	*Insecure*	*Insecure*
Passwordless Authentication	✔			
Automatically Update Passwords	✔			
Account Monitoring	✔	Limited	Limited	
Multi-Step Login Support	✔		Limited	Limited

REVENUE GROWTH MODEL

Revenue Model

- Free for Password Management (those who only do this “band-aid attempt competitors” have **millions of paid users**)
- Freemium model with first pricing tier starting at $1.99 per month per user (or $19.99 per year)

Expert Lead Implementation

- Bill Macaitis contract to lead implementation
- Zendesk and Slack grew to **billion dollar valuations** under his CMO leadership
- Minimum goal of 2 million total members in 18 months (with 30% subscription = 600k paid users and $14.4m ARR)

Customer Acquisition

- User acquisition model expectations
  - 70% = Social media ads
  - 15% = Organic network and partnerships
  - 10% = Referrals
  - 5% = Other
- CAC for all users = $0.59
  - CAC = $2.30 with 25% paid subscriber rate
  - Over 10x return on the dollar
- Significant analytics out the gate
  - Marketing data
  - A/B testing

LONG-TERM FORECAST

	2020	2021	2022	2023	2024
Users at End of Period	291,800	2,671,200	8,633,300	19,813,700	41,725,100
Paid Users	37,500	347,100	3,234,000	7,269,700	12,582,600
Operating Revenue	**$408,900**	**$5,190,500**	**$88,868,600**	**$269,938,200**	**$474,312,200**
Labor	$1,336,700	$4,079,400	$10,318,300	$21,675,400	$41,808,200
Vendor Services	$326,900	$682,300	$1,014,200	$1,052,300	$1,063,700
Property	$79,200	$243,300	$538,800	$726,500	$767,900
Misc. Operating Expenses	$133,500	$78,800	$80,400	$82,000	$83,600
Operating Expenses	**$1,876,300**	**$5,083,800**	**$11,951,700**	**$23,536,200**	**$43,723,400**
Operating Income	**($1,467,400)**	**$106,700**	**$76,916,900**	**$246,402,000**	**$430,588,800**


2019

focus on dominating password management market and expanding features way beyond anything currently on the market.

Expected Q3

- Password Manager
    - Brave, Chrome, FireFox, Safari, Opera, Microsoft Edge
    - Iframe login support
    - Multistep login support
    - 1 Click Login
- Web App
    - Authentication platform
    - API for all client services
    - Manage accounts
    - Import accounts *(from browsers, and other password managers)*
    - Account Settings & Security
    - Referral Program & Discounts
- ioS & Android App
    - Password Management for Mobile
    - Authenticator App for Persona AND external apps *(ie. Amazon, Facebook, Google, etc.)*

Expected Q4

- Passwordless Authentication (Webauthn / Persona Mobile / Yubikey)
- Password Manager
    - ~95% accuracy for detection & one click logins across ~500 site sample
    - Multiple Login Identifiers *(AA, etc.)*
    - Support for SSO Logins *(Okta, Google, etc.)*
    - Basic Support for Captcha
    - **AutoFill:**
        - Credit Cards, Phone Numbers, Email Addresses, Physical Addresses, General Identification Info
        - *ask us about strategy of autofill and why it's critical for us before moving into data syncing*
- Secure Password Generator *(and SEO push)*
- Notification System

2020

continuing to remove consumer friction related to creating new accounts and logging into existing accounts by significantly expanding our feature-set, powered by our proprietary data syncing engine. Also beginning shift into B2B market with initial offering.

Expected Q1
- Multi-Factor Authenticator App for Persona AND external apps *(ie. Amazon, Facebook, Google, etc.)*
- Account Breach Monitoring & Alerts
- Passwords Breach Monitoring
- Insecure Password Alerts / Scoring
- 1 Click Sign-ups for Websites

Expected Q2
- Automatic Password Rotation
- Persona for Universities
- User to User Sharing of: name, date of birth, profile picture[s], email address[es], phone number[s], physical address[es], credit card[s]
- **Secure** Account Sharing *(no passwords, with extensive access / privacy controls and audit logging)*
- Contacts / Address Book from Friends Syncs to Phone *(get updates when a friend gets a new phone number or moves)*

Expected Q3
- Persona SSO (Login with Persona) -- with data syncing capabilities
- Persona Mobile API's for Mobile Apps to Utilize Persona
- Persona for Teams *(small / medium businesses)*
- Credit & Identity Monitoring Services *(white-labelled)*
- Emergency Contact / Death Account Ownership
- Persona for Families & Children Accounts
- Generate Short PIN for Logins on Non-Keyboard Devices

Expected Q4
- Persona Enterprise *(large businesses)*
- Store Driver's Licenses, Passports, Social Security Cards, Birth Certificates, etc.
- Full Data Syncing for Core Information (name, DOB, sex), profile pictures, phone numbers, physical addresses, email addresses, credit cards, etc.
- Identity Verification as a Service *(huge revenue opportunity -> via acquisition)*



2021 and beyond

accomplished mainstream market saturation; huge push into B2B business saving companies tens of millions of dollars per year by solving the > $1 TRILLION (US only) problem.

Replace social security cards / birth certificates

Persona Kiosks for Large Businesses

i18n (internationalization) push

NEXT STEPS



Raising $2.4M Seed

We are seeking early angel investors in this round to partner with us during launch that will transition Persona from current initial launch to scaled revenue.

Contact:
founders@persona.io
182 Howard St. #119
San Francisco, CA 94105
(800) 479-4324



- Advertising & Marketing Support
- Legal & Vendor Services
- Property
- Labor (Engineering)
- Labor (Management, Design, Operations)

16.3%
16.7%
3.9%
40.4%
22.7%



PERSONA